SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                FOR MAY 27, 2003

                       RESOURCE FINANCE AND INVESTMENT LTD

                 A CORPORATION FORMED UNDER THE LAWS OF BERMUDA

                             10,route de l'aeroport
                            1215 Geneva, Switzerland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F |X|                   Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes |_|                         No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         RESOURCE FINANCE AND INVESTMENT LTD



                                         By:/s/ Michael Brickell
                                            ------------------------
                                            Michael Brickell
                                            Director



                                         By:/s/ Steven Drayton
                                            ------------------------
                                            Steven Drayton
                                            Company Secretary


Date:      APRIL 27, 2003

    Resource Finance & Investment Limited: Shawnee Diamond Project
                       Re-Activated in Kentucky

    HAMILTON, Bermuda--(BUSINESS WIRE)--May 27, 2003--Resource Finance & Investment Limited (OTCBB:RFIVF) are pleased to announce that diamond exploration will immediately re-commence on their Shawnee project leases situated at the Illinois/Kentucky border region.
    The re-activation of the Shawnee project will focus on the evaluation of the diamond potential of the Lollypop kimberlitic intrusion in Crittenden County, western Kentucky. This complex, multiple-phase intrusion is poorly explored both as to its internal structure and its diamond potential. The Lollypop-shaped kimberlitic complex is large, measuring 3.4Kms by 1.6Kms (1 mile by 2 miles) and having a surface area of approximately 5,000 hectares (12,000 acres).
    The Lollypop kimberlite intrusion lies at the busy intersection of the Mississippi Embayment, the Illinois Basin, the Reelfoot Rift, the Rough Creek Graben, the Fluorspar Fault Swarm and the Wabash Valley Fault System. The area is one of the most structurally complex and seismically active areas in the United States. The geological credentials of the Shawnee diamond exploration project include a thick, underlying Precambrian shield that contains swarms of very deep, regional faults and rift fractures that have been active over long periods of geological time. These zones of crustal weakness allowed deep-seated, mantle-derived kimberlitic magmas to ascend into the overlying sedimentary rocks that form the present surface. The kimberlite occurs in outcrop on hill sides and in streams, lays a few metres beneath a thin layer of soil, or actually forms a thick, yellow, saprolitic, kimberlitic soil. Petrographic, whole rock and microprobe analysis of samples from outcrop and drill core indicates that the kimberlites have a deep mantle origin and internal chemistries that positively define the Lollypop complex as a prospective diamond host. The kimberlites and their altered or weathered kimberlitic derivatives occur as kimberlite porphyries, kimberlitic diatreme breccias, carbonatized kimberlitic breccias and kimberlitic replacement zones peripheral to the enclosing limestones.
    The Shawnee project was originally a zinc exploration project. In 1993, a joint venture agreement was formed to explore the western Kentucky portion of the Shawnee project area for diamonds. Geological and geophysical surveys were conducted including helicopter aeromagnetic surveys of a 100 square miles target area, ground geophysical surveys, field mapping and stream sediment sampling. Land lease holdings were increased and a three-hole drilling program was conducted. However, the company's partner abruptly terminated the joint venture for corporate reasons unrelated to the Shawnee project and the project was immediately suspended. Hole #1 was drilled vertically on the edge of the anomaly to 900 feet (310 metres) without intersecting kimberlite. Hole #2 was vertically drilled to a depth of 2,210 feet (700 metres). Hole #3, 500 metres from Hole #2, was drilled at a 45% angle from the horizontal to a depth of 1,158 feet (374 metres). Hole #2 was logged and small, token hand samples were taken for petrographic and chemical analysis. Hole #3 has not yet been logged and, with the exception of approximately ten boxes that were spot checked in 2002, the drill core boxes remain unopened. Additionally, geochemical stream sediment and soil samples taken on and near the Lollypop intrusive remain available in storage, still untested for diamond or diamond indicator minerals.
    During 2002, Mr. Richard Boulay, a geologist and President of Marum Resources Inc. visited the Shawnee project, took kimberlite outcrop samples and briefly inspected the available core, including random boxes of core throughout Hole #3. Hole #3 was found to contain kimberlitic breccias similar those in Hole #2. Mr. Boulay recommended a reactivation of the project based on its obvious positive geological features, the immediate availability of untested drill core, the availability of untested geochemical samples and the ease of taking bulk surface samples from outcropping kimberlite or saprolitic kimberlite soil up to 40 feet deep (13 metres). The main objective of the program would be to establish the Lollypop kimberlite as a diamond-bearing host rock. Specifically, Mr. Boulay recommended that all core should be re-logged, photographed and skeletonized with 10% of the core being retained for archive purposes. The resulting two to three tonnes (metric tons) of core would be subjected to a staged caustic dissolution program that could be converted to a mechanical recovery program depending on the results from the initial caustic dissolution batches. A new stream sampling program was also recommended to recover diamond grains. Mr. Boulay has agreed to advise the Board of Directors of Resource Finance & Investment on exploration matters and the Board have agreed to grant to Marum Resources Inc. an option to purchase one million common shares of the company at a price of US$0.19 to expire on the 15th February 2004. Upon Mr. Boulay's recommendation, Mr. Robert Komarechka, Professional Geologist, has been retained to conduct field work, to manage the core logging and sampling operation and to be the company's Qualifying Person for the Shawnee project.
    The currently available data does not allow for an estimate of the volume of kimberlite and kimberlitic rocks contained in the Lollypop intrusive complex. However, the Hole #2 preliminary logs and spot examinations of core from Hole #3 suggest a tentative model for exploration planning purposes. Holes #2 and #3 both terminate in limestone. This indicates that these holes have not encountered the kimberlite feeder pipes but rather intercept a very large, deep and complex volcanic crater facies that was injected into a thick sequence of sedimentary rocks. In Hole #2, kimberlitic breccias and kimberlite porphyries occur together with minor layers or blocks of limestone from surface to 885 feet (285m). From 885 to 1,700 feet (285m to 548m) the core consists of thick alternating units of limestone, kimberlitic breccias, kimberlite porphyry and shale. From 1,700 to 1,850 feet (548m to 597m), kimberlitic breccia is again intersected. Limestone occurs from 1,850 to 2,210 feet (597m to 713m), the end of the hole. Current data supports the probable existence of a very large volume of kimberlitic rocks in the Lollypop intrusive complex.
    In addition to its principal objective of exploring the Lollypop kimberlite complex, the company will investigate other diamond exploration opportunities within the Shawnee project area, and regionally. The company and Marum Resources Inc. are currently sharing technical data. Resource Finance & Investment has contributed data from the Lollypop kimberlite. Marum is contributing regional data for off-property exploration.
    The United States is the world's largest diamond market. The discovery of a large diamond-bearing kimberlite body in the central United States would generate considerable interest. The company's Shawnee project represents an exploration opportunity with great potential and low cost risk. The next step is to test the giant Lollypop kimberlitic complex to determine its diamond content. Work is scheduled to commence immediately.

    This press release contains forward-looking statements which are subject to a number of contingencies and uncertainties, including but not limited to, market acceptance for Resource Finance & Investment products, obtaining adequate financing and construction management for products and obtaining appropriate permits. Such forward looking statements are not guarantees of future performance, and are based on numerous assumptions about future conditions that could change. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Resource Finance & Investments undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.
    No Stock Exchange has reviewed or accepted responsibility for the adequacy or accuracy of this news release.

    CONTACT: Resource Finance & Investment Ltd.
             Michael Brickell, +41 (22) 7990800
             Fax: +41 (22) 7990801
             rfi@gessien.com